FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2011

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

Item
1.	Notice to the Market dated January 28, 2011

COSAN S.A. INDÚSTRIA E COMÉRCIO CNPJ/MF nº 50.746.577/0001-15 NIRE 35.300.177.045 Public Company	COSAN LIMITED BDR Issuer CNPJ/MF nº 08.887.330/0001-52

Notice to the Market

COSAN S.A. INDÚSTRIA E COMÉRCIO (Bovespa:CSAN3) and COSAN LIMITED (Bovespa:CZLT11 and NYSE:CZZ), - (“Cosan” or the “Company”), hereby announce the Preview of 3Q'11 results, which includes the Company's preliminary revenues, prices and sales volumes for the period. The figures are unaudited and subject to review by the auditors.

Net Revenues of R$4.7 billion in 3Q'11

Cosan's net revenue totaled R$4.7 billion in 3Q'11, representing an increase of 24.7% when compared with the same quarter from the previous year.

3Q'10	3Q'11	Sales Composition (R$MM)	YTD'10	YTD'11
3,800.5	4,738.4	Net Operating Revenue	10,941.9	13,454.1
1,146.2	1,683.0	CAA	3,563.7	4,715.2
735.6	931.9	Sugar Revenue	2,162.3	2,868.3
299.2	367.0	Local	714.6	1,015.3
436.5	564.9	Export	1,447.7	1,853.0
338.3	647.7	Ethanol Revenue	1,145.5	1,537.0
249.3	557.9	Local	776.2	1,318.0
89.0	89.9	Export	369.3	219.0
19.4	53.7	Energy Cogeneration	87.9	190.5
52.8	49.7	Other Products and Services	168.0	119.4
35.7	113.7	Rumo	118.0	363.7
35.7	32.7	Loading	115.3	114.2
-	80.9	Transportation	2.7	249.6
2,699.6	3,084.8	CCL	7,556.4	8,883.5
2,537.0	2,865.7	Fuels Revenue	7,035.7	8,220.4
240.7	238.5	Ethanol	586.5	611.5
1,102.4	1,213.5	Gasoline	2,902.3	3,391.1
1,166.5	1,381.2	Diesel	3,339.3	4,139.7
27.4	32.5	Other	207.6	78.2
143.9	207.4	Lubes Revenue - CCL	465.1	613.6
18.7	11.8	Other Revenue - CCL	55.6	49.4
(81.1)	(143.1)	Eliminations from Consolidation	(296.1)	(508.2)

1. Cosan Açúcar e Álcool - CAA

A. Net Revenue

Sugar net revenue amounted R$931.9 million in 3Q'11, an increase of 26.7% from 3Q’10.

Ethanol net revenue totaled R$647.7 million in 3Q'11, 91.5% higher than 3Q’10.

Cogeneration net revenue invoiced R$53.7 million in 3Q'11, an increase of 176.3% compared to 3Q’10.

3Q'10	3Q'11	Volume Sold	YTD'10	YTD'11
887.2	1,046.2	Sugar (thousand tonnes)	2,976.8	3,350.9
282.8	295.1	Local	774.6	953.3
604.4	751.0	Export	2,202.2	2,397.6
379.2	625.6	Ethanol (million liters)	1,586.6	1,719.3
248.3	536.1	Local	1,046.0	1,484.3
130.9	89.6	Export	540.6	235.0
177.7	380.8	Energy ( '000 MWh)	533.3	1,234.5

3Q'10	3Q'11	Average Unit Price	YTD'10	YTD'11
829.2	890.8	Sugar (R$/ton)	726.4	856.0
1,057.9	1,243.6	Local	922.6	1,065.0
722.2	752.2	Export	657.4	772.8
891.9	1,035.3	Ethanol (R$/thousand liters)	722.0	894.0
1,003.9	1,040.7	Local	742.0	888.0
679.7	1,003.2	Export	683.2	932.1
94.8	134.0	Energy (R$/MWh)	151.3	148.8

B. Cost of Goods Sold

In this quarter, sugar and ethanol costs were influenced mostly by: (i) an increase of R$88.8 million due to higher TSR prices according to the Consecana formula, which defines the compensation of suppliers and land leases; (ii) R$16.6 million of take-or-pay contracts with service providers due to lower sugarcane harvested; (iii) R$152.2 million due to sugar origination, characterized by the purchase of raw material for refining and of finished goods for subsequent resale and distribution in the domestic market.

2. Rumo Logística

Rumo Logística net revenue amounted R$113.7 million in 3Q'11, 218.1% higher than 3Q’10.

Loading service revenue amounted R$32.7 million and transportation service summed R$80.9 million in the quarter, due to the transportation agreement between Rumo and ALL.

3Q'10	3Q'11	Rumo Logística	YTD'10	YTD'11
		Volume (thousand ton)
2,247.0	1,669.0	Loading	6,832.0	6,465.0
15.9	68.1	Revenue (R$) / Ton loaded	17.3	56.3

3. Cosan Combustíveis e Lubrificantes - CCL

Sales revenue from the fuel distribution division amounted R$3.1 billion in 3Q'11, 14.3% higher than 3Q’10.

Lubricants sales revenue totaled R$207.4 million in 3Q'11, representing an increase of 44.1% compared to 3Q’10.

3Q'10	3Q'11	Volume Sold	YTD'10	YTD'11
1,460.0	1,595.7	Fuels (million of liters)	4,150.3	4,656.9
229.3	215.0	Ethanol	655.6	619.9
494.2	536.9	Gasoline	1,325.0	1,524.9
699.8	814.2	Diesel	1,927.3	2,417.8
36.7	29.5	Other	242.4	94.3
30.7	40.8	Lubricants (million of liters)	94.8	126.1

3Q'10	3Q'11	Average Unit Price	YTD'10	YTD'11
1,737.7	1,795.9	Fuels (R$/thousand liters)	1,695.2	1,765.2
1,049.9	1,109.3	Ethanol	894.6	986.5
2,230.9	2,260.1	Gasoline	2,190.5	2,223.8
1,666.9	1,696.2	Diesel	1,732.6	1,712.2
745.3	1,100.2	Other	856.4	829.3
4,680.1	5,088.6	Lubricants (R$/thousand liters)	4,906.7	4,865.5

Earnings Release

The Company also announces that it will disclose its results for the 3Q’11 after the market closes on February 09th, 2011. In line with best practices for corporate governance and fair disclosure, Cosan Ltd. and Cosan S.A. begin their quiet period on January 28th, which will end immediately after the conference calls held on February 10th, 2011.

Portuguese February 10th, 2011 Time: 7:30 am (US EST) Phone: +55 (11) 2188-0155 Code: COSAN Replay: +55 (11) 2188-0155 Code: COSAN	English February 10th, 2011 Time: 9:00 am (US EST) Phone: +1 (706) 679 2379 Code: 35903230 Replay: +1 (706) 645 9291 Code: 35903230

São Paulo, January 28th, 2011

Marcelo Martins
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	January 28, 2011	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer